

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 17, 2018

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

      Re: Airborne Wireless Network
              Form 10-K for the Fiscal Year Ended August 31, 2017
              Filed November 14, 2017
              File No. 333-179079

Dear Mr. Warren:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      /s/ Lisa M. Kohl for

                                      Mara L. Ransom
                                      Assistant Director
                                        Office of Consumer Products